CAPITAL EQUITY FINANCE, INC.

May 27, 2009

Mr. Ryan C. Milne
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Capital Equity Finance, Inc.
Item 4.01 Form 8-K
Filed May 14, 2009
File No. 000-52704

Dear Mr. Milne:

Thank you for your comment letter dated May 20, 2009.  The following are Capital Equity Finance, Inc.’s (the “Company,” “we”, or “our”) responses to your comments.  We are filing Form 8-K/A at the same time that this letter is being filed.

Our response below reflects the changes made in the amendment to comply with Staff’s comment letter.

Item 4.01 Form 8-K filed on May 14, 2009

1.
We note that there were no disagreements through December 31, 2008. The disclosure should state whether there were any disagreements during the registrant’s two most recent fiscal years and any subsequent interim period through the date of dismissal.  See Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Regulation S-K.

Response:

We have revised paragraph (a)(iv) as follows:

In connection with its review of the Company’s financial statements during the Company's two most recent fiscal years and any subsequent interim period preceding its dismissal, there have been no disagreements with Berman & Co., P.A. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Berman & Co., P.A., would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

2.
Item 304(a)(1)(ii) of regulation S-K requires a specific statement whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.  Please amend your Form 8-K to include this required disclosure.

Response:

We have revised paragraph (a)(ii) as follows:

Berman & Co., P.A.’s accountant’s report on the financial statements for either of the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles,  but with the exception that, in its reports on the Company’s financial statements for the years ended December 31, 2008 and December 31, 2007, Berman & Co., P.A. reported that the Company’s financial statements have been prepared assuming that the Company will continue as a going concern.  As the certifying accountant’s opinion pertained to the year ended December 31, 2008, the reason for this opinion, as discussed in Note 2 to the financial statements, was that the Company had a net loss of $23,028 and net cash used in operations of $12,909 for the year ended December 31, 2008; and a working capital deficit of $2,765 and a stockholders’ deficit of $2,765 at December 31, 2008. In the opinion of Berman & Co., P.A., these factors raised substantial doubt about the Company’s ability to continue as a going concern.

3.	Please furnish an updated letter from your former accountant addressing your amended Form 8-K as an exhibit to the amendment.

Response:

We have furnished an updated letter from our former accountant addressing our amended Form 8-K as an exhibit to the amendment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s Chad B. Beemer
Chad B. Beemer
President